Exhibit 97.1

EXECUTIVE INCENTIVE COMPENSATION CLAWBACK POLICY
(this “Policy”)

As Amended and Restated by the Board on November 24, 2023.

1.Recoupment. If Baytex Energy Corp. (“Baytex Energy” or the “Company”) is required to prepare a Restatement, the Board shall, unless determined to be Impracticable, take reasonably prompt action to recoup all Recoverable Compensation from any Covered Person. This Policy is in addition to (and not in lieu of) any right of repayment, forfeiture or off-set against any Covered Person that may be available under applicable law or otherwise (whether implemented prior to or after adoption of this Policy). The Board may, in its sole discretion and in the exercise of its business judgment, determine whether and to what extent additional action is appropriate to address the circumstances surrounding any recovery of Recoverable Compensation tied to a Restatement and to impose such other discipline as it deems appropriate. In addition, in the event that any Executive Officer is found to have engaged in intentional misconduct, fraud, theft or embezzlement, the Board may in its discretion, to the full extent permitted by applicable law and to the extent it determines that it is in best interests of Baytex Energy to do so, require the reimbursement of some or all of the after-tax amount of any Incentive Compensation already paid or awarded in the previous 12 months or forfeit any vested or unvested Incentive Compensation awards awarded in the previous 12 months regardless of whether or not a Restatement has occurred or is required.

2.Method of Recoupment. Subject to applicable law, the Board may seek to recoup Recoverable Compensation by (i) requiring a Covered Person to repay such amount to the Company; (ii) offsetting a Covered Person’s other compensation; or (iii) such other means or combination of means as the Board, in its sole discretion, determines to be appropriate. To the extent that a Covered Person fails to repay all Recoverable Compensation to the Company as determined pursuant to this Policy, the Company shall take all actions reasonable and appropriate to recover such amount, subject to applicable law. The applicable Covered Person shall be required to reimburse the Company for any and all expenses reasonably incurred (including legal fees) by the Company in recovering such amount.

3.Administration of Policy. The Board shall have full authority to administer, amend or terminate this Policy. The Board shall, subject to the provisions of this Policy, make such determinations and interpretations and take such actions in connection with this Policy as it deems necessary, appropriate or advisable. All determinations and interpretations made by the Board shall be final, binding and conclusive. Notwithstanding anything in this Section 3 to the contrary, no amendment or termination of this Policy shall be effective if such amendment or termination would (after taking into account any actions taken by the Company contemporaneously with such amendment or termination) cause the Company to violate securities laws applicable to the Company, rules of the Toronto Stock Exchange, rules of the U.S. Securities and Exchange Commission (the “SEC”) or any other any national securities exchange or national securities association on which the Company’s securities are then listed. The Board shall consult with the Company’s audit committee and chief financial officer, as applicable, as needed in order to properly administer and interpret any provision of this Policy.

4.Acknowledgement by Executive Officers. The Board may provide notice to and seek written acknowledgement of this Policy from each Executive Officer; provided that the failure to provide such notice or obtain such acknowledgement shall not affect the applicability or enforceability of this Policy. For purposes of clarity, such notice and acknowledgement may be contained within a separate agreement (such as an employment, severance, retention, bonus, incentive compensation, equity award or similar agreement) that may, in whole or in part, be subject to this Policy.

5.No Indemnification. Notwithstanding the terms of any of the Company’s organizational documents, any corporate policy or any contract, the Company shall not indemnify any Covered Person against the loss of any Recoverable Compensation.

6.Disclosures and Record Keeping. The Company shall make all disclosures and filings with respect to this Policy and maintain all documents and records that are required of the Company by the applicable rules and forms of the SEC (including, without limitation, Rule 10D-1 under the Securities Exchange Act of 1934 (the “Exchange Act”)) and any applicable exchange listing standard.

7.Governing Law. The validity, construction, and effect of this Policy and any determinations relating to this Policy shall be construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein without regard to its conflicts of laws principles.

8.Successors. This Policy shall be binding and enforceable against all Covered Persons and their beneficiaries, heirs, executors, administrators or other legal representatives.

9.Definitions. In addition to terms otherwise defined in this Policy, the following terms, when used in this Policy, shall have the following meanings:

“Applicable Period” means the three completed fiscal years preceding the earlier of: (i) the date that the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare a Restatement; or (ii) the date a court, regulator, or other legally authorized body directs the Company to prepare a Restatement. The Applicable Period shall also include any transition period (that results from a change in the Company’s fiscal year) of less than nine months within or immediately following the three completed fiscal years. For purposes of this Policy, the Board shall be deemed to have reasonably concluded that a Restatement is required on the date that the Company’s Audit Committee or the Company’s chief financial officer, as applicable, informs the Board in writing that such a Restatement will be required, unless the Audit Committee informs the Board that an alternative date is more accurate for purposes of determining the Applicable Period.

“Board” means the Board of Directors of Baytex Energy, or, if determined by the Board of Directors of Baytex Energy, one of its committees.

“Covered Person” means any person who receives Recoverable Compensation.

“Executive Officer” includes the Company’s current or former president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person (including any executive officer of the Company’s controlled affiliates) who performs similar policy-making functions for the Company, and, in the sole discretion of the Board, may also include any other current or former employee or consultant of Baytex Energy who is serving, or who served, as a vice-president or more senior officer of Baytex Energy. For purposes of clarity, the term “Executive Officer” shall include, at a minimum, any executive officers of the Company identified pursuant to 17 CFR § 229.401(b).

“Financial Reporting Measure” means a measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements (including “non-GAAP” financial measures, such as those appearing in earnings releases), and any measure that is derived wholly or in part from such measure. Share price and total shareholder return (“TSR”) are Financial Reporting Measures. Examples of additional Financial Reporting Measures include measures based on: revenues, net income, free cash flow, operating income, financial ratios, EBITDA, liquidity measures, return measures (such as return on capital), earnings measures (such as earnings per share), or any such financial reporting measure relative to a peer group. For the avoidance of doubt, a Financial Reporting Measure need not be presented within the Company’s financial statements or included in a filing made by the Company with the SEC.

“Impracticable” means, after exercising a normal due process review of all the relevant facts and circumstances and taking all steps required of the Company by Exchange Act Rule 10D-1 and any applicable exchange listing standard, the Board determines that recovery of the Incentive Compensation is impracticable because: (i) it has determined that the direct expense that the Company would pay to a third party to assist in recovering the Incentive Compensation would exceed the amount to be recovered; (ii) it has concluded that the recovery of the Incentive Compensation would violate home country law adopted prior to November 28, 2022; or (iii) it has determined that the recovery of Incentive Compensation would cause a tax-qualified retirement plan, under which benefits are broadly available to the Company’s employees, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

“Incentive Compensation” includes any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure; however it does not include: (i) base salaries; (ii) discretionary cash bonuses; (iii) awards (either cash or equity) that are based upon subjective, strategic or operational standards; and (iv) equity awards that vest solely on the passage of time. Notwithstanding anything to the contrary in the foregoing, the Board may, in its sole discretion, determine to include in “Incentive Compensation” for purposes of this Policy any other bonus or other incentive compensation or equity-based compensation awarded to an Executive Officer in relation to such Executive Officer’s role as an officer of Baytex Energy, which may include, without limitation, cash bonuses paid under any short-term incentive plans, awards under any long-term incentive plans, or any payment (or other compensation) made upon vesting or settlement of any awards under any long-term incentive plan.

“Received” – Incentive Compensation is deemed “Received” in any Company fiscal period during which the Financial Reporting Measure specified in the Incentive Compensation award is attained, even if the payment or grant of the Incentive Compensation occurs after the end of that period.

“Recoverable Compensation” means all Incentive Compensation (calculated on a pre-tax basis) Received on or after October 2, 2023 by a person: (i) after beginning service as an Executive Officer; (ii) who served as an Executive Officer at any time during the performance period for that Incentive Compensation; (iii) while the Company has or had a class of securities listed on a national securities exchange or national securities association; and (iv) during the Applicable Period, that exceeds or exceeded the amount of Incentive Compensation that otherwise would have been Received had the amount been determined based on the Financial Reporting Measures, as reflected in the Restatement. With respect to Incentive Compensation based on share price or TSR, when the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in a Restatement, the amount must be based on a reasonable estimate of the effect of the Restatement on the share price or TSR upon which the Incentive Compensation was Received. Notwithstanding the foregoing, the Board, in its sole discretion, may determine it is appropriate to also include in Recoverable Compensation (a) Incentive Compensation that was awarded to an Executive

Officer after January 1, 2019 and/or (b) the proceeds from the sale of Baytex Energy shares during the first 12 months following the first public issuance or filing with the SEC (whichever occurs first) of the financial statement requiring a Restatement.

“Restatement” means an accounting restatement of any of the Company’s financial statements due to the Company’s material noncompliance with any financial reporting requirement under U.S. securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements (often referred to as a “Big R” restatement), or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (often referred to as a “little r” restatement). As of the effective date of this Policy (but subject to changes that may occur in accounting principles and rules following the effective date), a Restatement does not include situations in which financial statement changes did not result from material non-compliance with financial reporting requirements, such as, but not limited to retrospective: (i) application of a change in accounting principles; (ii) revision to reportable segment information due to a change in the structure of the Company’s internal organization; (iii) reclassification due to a discontinued operation; (iv) application of a change in reporting entity, such as from a reorganization of entities under common control; (v) adjustment to provision amounts in connection with a prior business combination; and (vi) revision for share splits, share dividends, reverse share splits or other changes in capital structure.